April 17, 2009

W. John McGuire, Esquire
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC   20004

Re: AdvisorShares Trust (the "Trust")
        File Numbers 333-157876; 811-22110

Dear Mr. McGuire:

        On March 12, 2009, the Trust filed a registration statement on Form N-1A under
the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940
("Investment Company Act" or "Act"). The registration statement includes the Trust's
initial series, Dent Tactical ETF (the "Fund"). We have the following comments on the
registration statement.

Prospectus

        General

1.   Please confirm to the staff in your response letter that the disclosure in the
registration statement is consistent with the Trust's exemptive application, filed in order
to operate as an Exchange Traded Fund ("ETF"). Specifically, confirm that the
application discusses fully the non-index management strategies.

2.   Please revise the disclosure to delete equivocal language from the prospectus
(*e.g.*, the phrase "such as" should not be used to describe the Fund's principal investment
strategies nor their risks). Also, please define terms at the locations in the prospectus
where they are first used (*e.g.*, "authorized participant"). In making these revisions,
comply with the Plain English requirements of Rule 421 under the Securities Act.

3.   On the cover page, please make prominent the paragraph that begins "The
information is this Prospectus is not complete…". *See* Rule 481(b)(2) of the Securities
Act.

4.   In the prospectus, please disclose what is meant by "certain exchange-traded products that are not registered as investment companies under the Investment Company Act."

5.   Also, please disclose the maximum percentage of assets the Fund may invest in the exchange-traded products.

6.   Form N-1A requires disclosure of the information required by Items 2 and 3 in numerical order at the front of the prospectus. We note that certain information precedes these Items. Please do not precede these Items with any other items, except the cover page or a table of contents. In this regard, please consider moving the description of an actively managed ETF to follow Item 3. Also, please clarify whether it is meant that an ETF is not a "conventional" mutual fund, versus a mutual fund.

        Fund Objective, Principal Investment Strategy, Principal Risks

7.   Please disclose the asset classes referenced in the first paragraph of the "Principal Investment Strategy" section. Also, please disclose whether the Fund will invest in other than ETFs, as part of its "offensive" strategy. If so, please add the appropriate disclosure.

8.   In the "Principal Investment Strategy" section, please disclose who determines what are "highly ranked ETFs" in which the Fund invests. In the same section, please disclose the anticipated "high rate of portfolio turnover."

9.   Please clarify how the model followed by the Sub-Advisor can be objective. Also, advise the staff how third party research is objective, and whether the third party is unaffiliated.

10.   Please explain in your response letter how the Sub-Advisor determines which sectors, styles and/or geographic regions are "demographically favored." Please disclose how "demographically favored" relates to sector, style, and geography.

11.   Please disclose whether "other investments" will be similar in nature and quality.

12.   Please summarize how the Sub-advisor decides which securities to sell. *See* Item 4(b)(2) of Form N-1A. Please disclose that the Fund purchases shares in the secondary market in the same way that individuals may, and that it does not purchase creation units. Also, please disclose any brokerage costs.

Principal Risks

13.   Please add a section explaining the risks arising from the fact that there is no market history for actively managed ETFs. Also state that you could lose money if you invest in the Fund.

14.   Please add disclosure explaining that, because the ETF is actively managed, the Fund might not be as tax efficient as an index ETF.

15.   Please expand the disclosure regarding the types of ETFs in which the Fund may invest.   Also, please add an emerging markets risk if any underlying ETFs invest in emerging markets.

16.   In the Fund of Funds Risk, please disclose that an ETF with declining assets will have generally higher expenses.

17.   Please state whether the underlying ETFs are affiliated with the Fund, and which shares will be purchased, retail or creation units.

18.   Please clarify what is meant by "under normal circumstances" under Foreign Currency Risk. Also, what are the target durations for the Underlying ETFs, and disclose any interest rate sensitivity.

19.   Please disclose that loss of money is a risk of investing in the Fund. *See* Item 2(c)(1)(i) of Form N-1A.

20.   Given that the Fund may have a high rate of portfolio turnover, please add appropriate disclosure to this section.

21.   Please disclose the Underlying ETFs principal strategies and risks.

Trading Risk

22.   Please add disclosure with respect to trading at less than NAV and that this risk may be exacerbated by the fact that the Fund is an actively managed ETF. Also, please explain the basis for the statement that the advisor does not believe that large discounts or premiums to NAV will exist for extended periods of time.

Small and Mid-Capitalization Risk

23.   Please explain to the staff in your response letter why there is no discussion of small- and large-capitalization risk.

Fees and Expenses

24.   Please state that the Annual Fund Operating Expenses are expressed as a percentage of net assets.

25.   Given that Footnote (d) to the fee table states that the board has adopted a 12b-1 plan, and, the board has resolved not to make any payments prior to a certain date, the line item should show zero instead of none. Also, in this footnote, clarify whether the year stated should be 2010, instead of 2009.

26.   In Footnote (f), please do not exclude interest, taxes and extraordinary expenses from the AFFE. Also, please clarify that the net expenses include the increases from offsets.

27.   In Footnote (g), please disclose the length and material terms of the contractual agreement referenced, and file the contract as an exhibit.

28.   Please confirm that there is no recoupment, and that only the board can terminate the contract.

29.   Please confirm to the staff that if the AFFE turns out to be materially higher than estimated in the fee table, the Fund will file a "sticker" to the fee table.

Creation Transaction Fees and Redemption Transaction Fees

30.   Please consider removing the term "transaction" from the heading, as it may be confusing to the reader.

31.   Please disclose that all other shares (*i.e.,* retail/ non-creation units) are not redeemable and are purchased and sold on an exchange.

32.   Please disclose the circumstances under which the advisor may waive the creation transaction and redemption transaction fees.

33.   Please disclose that only those who purchase retail units incur brokerage costs, and that there are no purchase or redemption fees charged by the Fund.

34.   Please explain the meaning of the term "subsidized by the Advisor." Please clarify whether this means that they are paid by the Advisor, and whether this is an obligation under section 15 of the Act, or a separate contract.

Additional Risks of Investing in the Fund

35.   If any of risks in the "Additional Risks" section are principal risks, please move them to the summary of "Principal Risks." Also, please disclose whether the non-principal risks are the additional risks.

36.   Please distinguish the difference between "additional" risks and "principal" risks. Also, please disclose whether the investment strategies that are referenced in the SAI are non-principal.

37.   Please clarify whether there will be indirect concentration through the Underlying ETFs, as implied by the bullet point stating that Underlying ETFs may concentrate. If so, please establish a policy that the Fund will not invest in Underlying ETFs that concentrate.

Portfolio Holdings

38.   Please inform the staff whether the Trust's website will disclose the Fund's holdings as of a particular date.

Portfolio Manager's Prior Record

39.   Please disclose how the Fund is "substantially similar" to the Northern Lights Variable Trust ("Northern"), given that --- the prospectus for Northern discloses several additional policies regarding the offensive strategy rules. Please be expand your comparisons with Northern, regarding allocations and percentages, given that at the time of allocation, all sectors in the Fund have an equal weighting, which is not the case in Northern.

40.   In comparing the Dent Strategic Portfolio and the Fund, please clarify the fees paid to the Advisors of the Portfolio.

Book Entry

41.   Please disclose whether the Depository Trust Company ("DTC") and its participants' procedures and policies are available to shareholders. Also, please file said procedures and policies as an exhibit to the registration statement.

Active Investors and Market Timing

43.	Given that the board has determined not to adopt policies and procedures preventing or monitoring market timing, please disclose the risks of market timing.

Distribution Plan

44.	Please disclose how and when the Fund will notify shareholders that it will begin charging 12b-1 fees.

SAI

45.	With respect to the policies that cite to the Act, please disclose in the appropriate place what is currently permitted under the Act.

46.	Please explain what is meant by non-registered exchange traded products, similar to your explanation in the prospectus.

47.	In the section titled "Borrowing," please confirm that the Fund will only pledge up to one-third of their assets.

48.	Please add disclosure to the prospectus addressing the purchasing of equity securities traded in the U.S. on registered exchanges or "the over-the-counter market."

49.	Generally, we note a number of investments disclosed in the SAI are not discussed in the prospectus. Please confirm to the staff in your response letter that these are not principal investments, and add appropriate disclosure to the SAI identifying them as non principal.

50.	Please expand the discussion to include whether the Fund may invest in other actively managed ETFs. Add similar disclosure where appropriate.

51.	In the section titled "Reverse Repurchase Agreements," please disclose whether there will be any limitations and whether the use of such agreements is for the purposes of borrowings by the Fund. Also, state that repurchase agreements are loans, and that reverse repurchase agreements are borrowings.

52.	Please state whether buying and selling stock index futures contracts is for the purpose of leveraging or maintaining liquidity.

53.   Please disclose the purpose for investing in short-term U.S. government securities, given their limited capital appreciation.

54.   In the section regarding "Master Limited Partnerships," please confirm that this is not a principal strategy, and state whether there are ETFs that invest in MLPs or whether this would be a direct investment, or both. Also, state whether investments in futures and options will be directly or through other ETFs, and whether there are any percentage limitations.

55.   Please confirm that the Fund will not select brokers on the basis of broker distribution of Fund shares.

56.   Please disclose in the section titled "Creation and Redemption of Creation Units," the creation transaction fees.

57.   In the section titled "Determination of Net Asset Value," please add disclosure describing intra-day NAV and define "quoted current price" as "readily available market price." Also in this section, please discuss how ETFs, MLPs, and other investments are priced, whether at that day's NAV or at market price.

58.   In the section titled "Lending of Portfolio Securities," please explain why the Fund may lend portfolio securities, given that the investment objective is long term growth of capital. Please state whether the Fund has a secondary objective of income. Also, please state whether the Fund may lend shares of an ETF.

59.   In the section titled "Fundamental Policies of the Fund," please explain what borrowing is permitted under the Act, and disclose whether the borrowing includes reverse repurchase agreements. In the "Diversification" section, confirm whether it is the intent to carve out securities for investment companies. Also, disclose how this compares with Northern. In the "Concentration" section, clarify that the Fund will do a "look through test" or that it will not invest in ETFs that concentrate. When referencing "any applicable exemptive relief," please be specific.

60.   In the section titled "Brokerage Selection," please advise the staff how the fixed price offering arrangements will not fall within the save harbor of Section 28(e) of the Securities Exchange Act. Also, disclose any applicable risks.

61.   Please disclose the ages of the Trustees/Officers of the Trust.

Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

       Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

       You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel